bankinter.

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

RECEIVED
2007 FEB 27 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February, 15th 2007

SUPPL

Dear Sirs,

Please find enclosed the documents, for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2006

07021304

- 2006 financial Summary.
- 2006 Results Presentation.

Yours sincerely,

Jacobo Diaz
Chief Financial Officer

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

If you need further information about us visit:
https://www.ebankinter.com/webcorporativa

4th Quarter
December 06

Financial Summary


06

bankinter.

1. Financial highlights



Thousands of euros

	12/31/2006	12/31/2005	Variation Amount	Variation %
BALANCE SHEET				
Total assets	46,075,769	40,786,010	5,289,758	12.97
Credit facilities and loans	31,653,807	26,139,388	5,514,419	21.10
Credit facil. and loans ex-securitization	34,416,012	29,408,537	5,007,476	17.03
Customer funds	32,683,580	27,476,959	5,206,621	18.95
Off-balance-sheet managed funds	11,499,765	11,066,305	433,460	3.92
EARNINGS				
Net interest income	473,634	430,267	43,367	10.08
Ordinary Income	819,602	711,854	107,748	15.14
Operating income	411,646	351,583	60,063	17.08
Income before taxes	316,336	265,445	50,891	19.17
Net income attributed to the Group	208,490	187,702	20,788	11.08
RATIOS				
Nonperfor. loans/ total risk expos. ex-securit.	0.25%	0.23%	0.02%	10.51
Recorded allowance/nonperforming loans	569.91%	607.45%	-37.53%	-6.18
Cost to income	49.08%	49.60%	-0.52%	-1.05
ROE	14.94%	14.93%	0.01%	0.10
ROA	0.48%	0.51%	-0.03%	-5.48
Capital ratio	10.03%	10.25%	-0.22%	-2.15
Tier 1 capital	6.86%	7.32%	-0.46%	-6.28
BANKINTER SHARES				
Number of shares	78,585,044	77,916,786	668,258	0.86
Closing price	59.60	46.87	12.73	27.16
EPS. Earnings per share (euros)	2.68	2.44	0.24	9.84
DPS. Dividend per share (euros)	1.27	1.17	0.10	8.55
BRANCHES AND CENTERS				
Number of branches	332	318	14	4.40
Commercial management centers				
Corporate Business Units	50	45	5	11.11
SME Business Units	124	105	19	18.10
Private Banking Centers	41	37	4	10.81
Corporate Partnerships	527	498	29	5.82
Number of agents	1,003	1,007	-4	-0.40
Telephone banking and Internet	3	3	0	0.00
HEADCOUNT				
Number of employees (full-time equivalent)	3,981	3,712	269	7.25



2. Introduction

The Bankinter Group's annual results maintained the positive earnings trend shown, quarter by quarter, throughout 2006, with a profit before taxes of EUR 316.34 million, an increase of 19.17% with respect to 2005.

Net profit amounted to EUR 208.49 million, an 11.08% increase with respect to the corresponding figure for 2005. If the extraordinary impact of the income tax reform is excluded, the figures would have been EUR 222.57 million and an 18.6% increase with respect to 2005.

The tax reform, which reduced the income tax rate to 32.5% in 2007 and to 30.0% in 2008, required a negative adjustment to be made in December of the deferred tax assets registered in the balance sheet arising basically from generic provisions. This purely accounting effect, which is of industry-wide nature, will be offset by lower taxes and, therefore, by higher earnings after tax, in the coming years. The impact of this adjustment was to reduce profit in the income statement by EUR 14.08 million. The adjustment to deferred taxes has had a net impact in the Groups Equity of EUR 5.86 million.

The Bankinter Group has sound fundamental business aggregates: loans and receivables increased by 21.10% and customer funds by 18.95%. At the same time, the Group maintained an excellent non-performing loan ratio of 0.25% and a coverage ratio of 569.91%.

All customer business segments have grown significantly, particularly those to which the Bank has made an ongoing commitment in recent times and in which it has invested most heavily, which indicates the soundness and positive management of these segments.

Consequently, the SME segment's profit after taxes increased by 49.49% with respect to 2005, an especially noteworthy figure if we take into account the investment made in opening new branches specializing in this type of customers (up from 105 branches last year to 124 at the end of 2006). This growth in profit after taxes was also significant in higher net worth customer segments, such as Personal Finance and Private Banking, where net profits grew by 28.40% and 29.62% respectively.

Similarly, 2006 continued the strong rate of growth in new customers recorded in previous years: 172,000 new customers added at December 2006, representing a 16.6% increase on the December 2005 figures. At the end of 2006, the Bank had 674,000 active customers, 13.6% more than in 2005.

In parallel to the foregoing, there has been a sizeable increase in the number of the Bank's employees which at year-end totalled 3,891, 7.25% more than on the same date in 2005.

It is now traditional at the Bank for this growth to been based on the banks core values: permanent innovation in products and services, a truly multichannel distribution system and the highest service quality requirements, which remains Bankinter's most important competitive advantage. At December 2006, the Bank's Net Satisfaction Index (ISN) was 6.35 points above the market average, while the Bank's customer churn rate stood at 6.9, the lowest in the industry.

MARGINS AND EARNINGS



The Group's balance sheet showed substantial growth in all its aggregates. Total assets grew by 12.97% to EUR 46,076 million at year-end; on- and off-balance sheet customer funds amounted to EUR 44,183 million, up 14.63%, with an especially sizeable increase in pension funds (21.39%). The Bank's loans and receivables, at EUR 31,654 million showed a 21.10% increase.

Bankinter's income statement at 31 December 2006 showed sound growth in the main margins: net interest income increased by 10.08% with respect to 2005; gross income by 15.14%, and net operating income by 17.08%. Profit before tax grew by 19.17% in 2006.

Fees also performed well in the year, showing a net increase of 14.5%, most noteworthy being fees from securities services, which rose by 63.1%, and strong profits from financial transactions: EUR 97.53 million at December 2006, or a 44.9% increase on 2005.

Mention should also be made of the contribution to the Bankinter Group's accounts of the insurance business. Bankinter Seguros de Vida and Bankinter Gestión de Seguros contributed EUR 27.66 million to earnings before taxes, and Linea Directa Aseguradora contributed EUR 29.39 million.

Non-performing loans amounted to EUR 93.24 million, equivalent to 0.25% of the Bank's computable risk assets, which is the benchmark in the banking industry. Similarly, the ratio of the recognised allowance to non-performing loans reached 569.91%. Total loan loss allowances increased by 21.51% with respect to 2005. In short, Bankinter continues to maintain excellent solvency levels thanks to its in-house risk analysis, underwriting and automatic management systems, portfolio diversification, conservative loan loss provisions and scant exposure to country risk.

As for business ratios, ROE, at 14.94%, remained at levels similar to those of 2005; ROA stood at 0.48% and the efficiency ratio decreased from 49.60% at December 2005 to 49.08% at December 2006 basically because expenses started to become more moderate. Earnings per share amounted to EUR 2.68, a 9.84% increase on 2005.

Lastly, the Bankinter (BKT) share price rose from EUR 48.87 at 31 December 2005 to EUR 59.60 at 2006 year-end, a 27.16% increase.

As for dividends, on 6 January 2007 Bankinter paid the third 2006 interim dividend of EUR 0.3297 per share, an 8% increase with respect to the corresponding dividend paid in the preceding year.



3. Quality of service

ISN satisfaction scale	
>85	Excellent
75-85	Good
60-75	Fair
<60	Poor

By segments


85
84
83
82
81
80
79
78
77
76
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
Corporate Banking
Individuals
Small Business
Private Banking
Non-residents

By distribution channel


81
79
77
75
73
71
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
Corporate partnerships
Agent Network
Branch Network
Internet Office
Telephone Branch

4. Customer activity

Quality is Bankinter's most important competitive advantage. At December 2006, the Bank's net satisfaction rate was 6.35 points above the market average, a really privileged position in the private individuals market.

This high quality standard is basically the result of intelligent use by customers of the Bank's multi-channel strategy: 60% of customers use more than one channel in their dealings with the Bank. Internet is the most widely used channel, with 53.71% of total transactions, while the wireless telephony channel, registered the highest satisfaction rate, with a net satisfaction index of 89.69.

In 2006, 1,109.9 million transactions were preformed, a 20.14% increase on 2005. 68.66% of these transactions were performed through remote channels, giving us an idea of the multi-channel reality the Bank has become.

This successful multi-channel strategy affects not only on the Bank's quality, but also has a direct impact on Bankinter's results, since it enables cross-selling, which in December 2006 reached 6.45 products per customer, to be sustained at a high level month after month.

Evolution of transactions by channel (%)


Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network
Percentage of transactions
100
80
60
40
20
0
53%
40%
31%
2000
2001
2002
2003
2004
2005
4Q 2006



Use of channels


37%
23%
40%
1 channel
2 channels
3 channels

Products by customer


Numbers of products
6.5
6.4
6.3
6.2
6.1
6.0
6.10
6.45
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006

Churn rate


% Annual Rate
7
6
5
4
6.30
6.85
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006

5. Balance sheet

Thousands of euros

	12/31/2006	12/31/2005	Var. 12/31/06 - 12/31/05 Amount	%
ASSETS				
Cash on hand and on deposits at central banks	539,178	435,916	103,262	23.69%
Trading portfolio	2,760,202	4,634,402	-1,874,200	-40.44%
Available for sale portfolio	4,491,562	3,781,581	709,981	18.77%
Loans	37,227,707	30,484,777	6,742,930	22.12%
Due from banks	5,387,117	4,205,236	1,181,881	28.10%
Customer loans	31,653,807	26,139,388	5,514,419	21.10%
Other assets	186,783	140,153	46,630	33.27%
Investment portfolio held to maturity	0	448,292	-448,292	-100.00%
Hedge derivatives and macro-derivatives	79,848	78,564	1,284	1.63%
Other assets available for sale	3,965	3,827	138	3.61%
Affiliates	106,539	79,396	27,143	34.19%
Intangible assets	346,931	326,519	20,412	6.25%
Accrual accounts	519,837	512,736	7,101	1.38%
TOTAL ASSETS	**46,075,769**	**40,786,010**	**5,289,759**	**12.97%**
EQUITIES AND LIABILITIES				
LIABILITIES				
Trading portfolio	2,564,128	3,357,286	-793,158	-23.62%
Financial liabilities at amortized costs	40,609,362	34,570,204	6,039,158	17.47%
Due to banks	6,972,276	6,292,887	679,389	10.80%
Customer deposits	18,409,659	15,490,497	2,919,162	18.84%
Marketable debt securities	14,273,921	11,986,462	2,287,459	19.08%
Subordinated debt	594,162	382,021	212,141	55.53%
Other liabilities	359,344	418,337	-58,993	-14.10%
Hedge derivatives and macro-derivatives	907	47,892	-46,985	-98.11%
Write-offs and provisions	651,502	785,418	-133,916	-17.05%
Accrual accounts	317,757	229,773	87,984	38.29%
Capital with nature of financial liabilities	347,511	347,606	-95	-0.03%
LIABILITIES	**44,491,167**	**39,338,179**	**5,152,988**	**13.10%**
EQUITY				
Equity adjustments due to valuation	23,932	62,238	-38,306	-61.55%
Equity	1,560,670	1,385,593	175,077	12.64%
TOTAL EQUITY	**1,584,602**	**1,447,831**	**136,771**	**9.45%**
TOTAL EQUITY AND LIABILITIES	**46,075,769**	**40,786,010**	**5,289,759**	**12.97%**



6. Customer funds and lending

Thousands of euros

			Variation	
	12/31/2006	12/31/2005	Amount	%
CUSTOMER FUNDS				
Customer deposits	18,409,659	15,490,497	2,919,162	18.84
Government entities	394,997	283,771	111,226	39.20
Residents	17,471,296	14,795,924	2,675,372	18.08
Demand deposits	8,339,037	7,265,584	1,073,453	14.77
Savings deposits	114,244	108,440	5,804	5.35
Time deposits	3,476,024	2,202,448	1,273,576	57.83
Secur. sold under repurchase agreement	5,541,991	5,219,452	322,539	6.18
Nonresidents	467,057	343,520	123,537	35.96
Adjustments due to valuation	76,309	67,282	9,027	13.42
Marketable debt securities	14,273,921	11,986,462	2,287,459	19.08
Total	**32,683,580**	**27,476,959**	**5,206,621**	**18.95**
Off-balance-sheet managed funds	**11,499,765**	**11,066,305**	**433,460**	**3.92**
of which:				
Mutual funds	8,920,220	8,692,687	227,533	2.62
Pension funds	1,068,630	880,331	188,299	21.39
CREDIT FACILITIES AND LOANS				
Lending to government entities	42,949	31,430	11,519	36.65
Lending to residents	31,244,308	25,888,956	5,355,352	20.69
Commercial bills	1,710,308	1,469,572	240,736	16.38
Secured loans	22,071,048	18,409,428	3,661,620	19.89
Leasing	1,160,431	888,433	271,998	30.62
Other credit facilities	6,302,521	5,121,523	1,180,998	23.06
Lending to nonresident borrowers	716,268	548,806	167,462	30.51
Nonperforming loans	91,582	70,572	21,010	29.77
Subtotal	**32,095,107**	**26,539,764**	**5,555,343**	**20.93**
Loan loss allow. (excl. off-balance-sheet risks)	499,363	412,075	87,288	21.18
Other adjustements due to valuation	58,063	11,699	46,364	396.31
Total	**31,653,807**	**26,139,388**	**5,514,419**	**21.10**
Total ex-securitization	**34,416,012**	**29,408,537**	**5,007,476**	**17.03**

7. Analysis of credit risk



Thousands of euros

	12/31/2006	12/31/2005	Variation Amount	%
Risk exposure ex securitization	37,448,141	31,953,852	5,494,290	17.19
Total nonperforming balance	93,243	71,998	21,245	29.51
Total allowances	531,403	437,346	94,057	21.51
Mandatory allowances	531,403	437,346	94,057	21.51
Generic	500,141	412,393	87,748	21.28
Specific	31,262	24,953	6,309	25.28
% Nonperf. loans/Total risk exposure (ex securit.)	0.25	0.23	0.02	10.51
% Nonperforming loans/Total risk exposure	0.27	0.25	0.02	8.00
% Nonperforming mortgages/Total mortgages	0.12	0.14	-0.01	-9.64
% Recorded alowance/Nonperforming loans	569.91	607.45	-37.53	-6.18
% Recorded alowance/unsecured nonperforming	418.35	483.20	-64.85	-13.42

Nonperforming loans and allowances


531.40
570
520
470
420
370
320
270
220
170
120
70
437.35
72.00
93.24
Millions of euros
Nonperforming loans
Allowances
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006

Variation in recorded allowance/nonperforming loans


650
620
590
560
530
%
607.45
569.91
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006

8. Comparative income statements

Thousands of euros

	2006		2005		Variation	
	Amount	**% s/ATA**	**Amount**	**% s/ATA**	**Amount**	**%**
Interest revenue	1,455,871	3.37	1,076,615	2.92	379,256	35.23
Interest expense	-998,591	-2.31	-655,656	-1.78	-342,935	52.30
Interests on preference shares	-11,139	-0.03	-7,255	-0.02	-3,884	53.54
Revenue from equity portfolio	16,354	0.04	9,308	0.03	7,046	75.70
NET INTEREST INCOME	**473,634**	**1.09**	**430,267**	**1.17**	**43,367**	**10.08**
Equity accounting	29,623	0.07	24,645	0.07	4,978	20.20
Fees and commissions	217,119	0.50	189,699	0.52	27,420	14.45
Insurance activity	1,694	0.00	-75	0.00	1,769	-2,358.67
Trading income	97,532	0.23	67,318	0.18	30,214	44.88
ORDINARY INCOME	**819,602**	**1.89**	**711,854**	**1.93**	**107,748**	**15.14**
Personnel expenses	-227,336	-0.53	-192,398	-0.52	-34,938	18.16
General and administrative costs	-174,940	-0.40	-160,703	-0.44	-14,237	8.86
Depreciation and write-downs	-24,151	-0.06	-21,031	-0.06	-3,120	14.84
Other operating items	18,471	0.04	13,861	0.04	4,610	33.26
OPERATING INCOME	**411,646**	**0.95**	**351,583**	**0.95**	**60,063**	**17.08**
Write-off and provisions	-96,898	-0.22	-80,143	-0.22	-16,755	20.91
General allowances	-5,892	-0.01	-7,035	-0.02	1,143	-16.25
Other results	7,480	0.02	1,040	0.00	6,440	619.23
INCOME BEFORE TAXES	**316,336**	**0.73**	**265,445**	**0.72**	**50,891**	**19.17**
Corporate income tax	-107,846	-0.25	-77,743	-0.21	-30,103	38.72
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**208,490**	**0.48**	**187,702**	**0.51**	**20,788**	**11.08**
ATA	**43,264,333**		**36,815,654**		**6,448,679**	**17.52**

Income attributed to the Group



Millions of euros
70
65
60
55
50
45
40
35
30
46.24
31.44
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006

9. Quarterly statements of income

Thousands of euros

	2006						2005
		Variation					
	4th Q	4Q06/4Q05	4Q06/3Q06	3th Q	2nd Q	1st Q	4th Q
Interest revenue	442,608	52.45	16.78	379,012	327,692	306,559	290,337
Interest expense	-314,756	70.89	19.20	-264,055	-218,390	-201,390	-184,187
Interests on preference shares	-4,247	130.07	72.15	-2,467	-2,380	-2,045	-1,846
Revenue from equity portfolio	1,851	-9.80	-63.67	5,095	4,860	4,548	2,052
NET INTEREST INCOME	**129,703**	**19.87**	**8.04**	**120,052**	**114,162**	**109,717**	**108,202**
Equity accounting	6,241	-9.66	-44.44	11,232	6,067	6,083	6,908
Fees and commissions	59,794	20.46	12.11	53,336	52,014	51,975	49,636
Insurance activity	1,869	-300.75	-1,239.63	-164	661	-672	-931
Trading income	19,672	-42.32	-14.18	22,922	25,407	29,531	34,104
ORDINARY INCOME	**217,279**	**9.78**	**4.77**	**207,378**	**198,311**	**196,634**	**197,919**
Personnel expenses	-62,523	20.82	10.77	-56,445	-56,070	-52,298	-51,751
General and administrative costs	-51,494	-1.53	23.53	-41,684	-40,746	-41,016	-52,296
Depreciation and writte-downs	-6,639	16.66	4.17	-6,373	-5,914	-5,225	-5,691
Other operating items	5,525	41.38	34.89	4,096	5,133	3,717	3,908
OPERATING INCOME	**102,148**	**10.92**	**-4.51**	**106,972**	**100,714**	**101,812**	**92,089**
Write-off and provisions	-31,244	5.42	37.47	-22,728	-27,299	-15,627	-29,637
General allowances	-7,173	-2,355.66	36.08	-5,271	549	6,003	318
Other results	2,118	165.41	-63.02	5,727	-546	181	798
INCOME BEFORE TAXES	**65,849**	**3.59**	**-22.26**	**84,700**	**73,418**	**92,369**	**63,568**
Corporate income tax	-34,406	98.59	36.01	-25,296	-22,217	-25,928	-17,325
INCOME AFTER TAXES ATTRIB. TO THE GROUP	**31,443**	**-32.00**	**-47.07**	**59,404**	**51,201**	**66,441**	**46,243**
ATA	**46,307,325**			**43,719,315**	**41,476,298**	**41,496,532**	**39,865,253**

Ordinary income



220
210
200
190
217.28
197.92
Millions of euros
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006

Operating income



110
100
90
80
102.15
92.09
Millions of euros
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006

10. Fees

Thousands of euros

	12/31/2006	12/31/2005	Variation Amount	Variation %
FEES PAID				
Fees paid to other banks	17,672	16,120	1,552	9.63
Fees paid to agents. virtual banking	52,174	43,858	8,316	18.96
Total fees paid	**69,846**	**59,978**	**9,868**	**16.45**
FEES RECEIVED				
Guarantee and L/C	16,796	15,258	1,538	10.08
Foreign exchange	7,341	7,539	-198	-2.63
Payment and collection services	69,352	68,415	937	1.37
Commercial bills	16,737	14,548	2,189	15.05
Sight accounts	9,464	9,231	233	2.52
Debit and credit cards	33,546	36,999	-3,453	-9.33
Checks	1,922	1,942	-20	-1.03
Payment orders	7,683	5,695	1,988	34.91
Brokerage services	51,228	31,414	19,814	63.07
Underwritting and management fees	13,498	183	13,315	7275.96
Buy/sell orders	16,974	13,104	3,870	29.53
Custody and administration	20,756	18,127	2,629	14.50
Non-banking financial products	97,576	85,152	12,424	14.59
Mutual funds	78,377	69,074	9,304	13.47
Pension funds	12,547	10,340	2,207	21.34
Insurance	6,652	5,737	914	15.93
Other fees	44,672	41,899	2,773	6.62
Total fees received	**286,965**	**249,677**	**37,288**	**14.93**
FEES AND COMMISSIONS NET	**217,119**	**189,699**	**27,420**	**14.45**

11. Yields and costs



Datos en %

	12/31/2006		12/31/2005	
	weighting	rate	weighting	rate
Cash on hand and on deposit at Central Bank	0.89	2.03	0.93	1.45
Due from banks	10.54	2.80	8.57	1.83
Credit facilities and loans (a)	66.42	3.75	62.14	3.25
Debt securities	15.88	3.50	22.33	3.07
Equity portfolio	1.05	3.61	1.46	1.73
Average earnings assets (b)	**94.78**	**3.59**	**95.43**	**3.09**
Other assets	5.22		4.57	
AVERAGE TOTAL ASSETS	**100.00**	**3.40**	**100.00**	**2.95**
Due to central banks	0.33	2.75	1.88	2.10
Due to banks	19.83	2.99	23.46	2.28
Money market trans. through counterparties	0.29	2.53	0.44	1.09
Customer funds (c)	68.45	2.40	61.90	1.70
Customer deposits	38.61	1.90	40.13	1.39
Marketable debt securities	29.84	3.05	21.77	2.26
Subordinated liabilities	1.13	4.36	1.07	4.13
Capital with nature of financial liabilities	0.80	3.21	0.94	2.09
Average interest bearing funds (d)	**90.83**	**2.54**	**89.70**	**1.99**
Other liabilities	9.17		10.30	
AVERAGE TOTAL FUNDS	**100.00**	**2.31**	**100.00**	**1.78**
Customer spread (a-c)		**1.35**		**1.55**
Net interest margin (b-d)		**1.05**		**1.11**

12. Quarterly yields and costs

Data in %

	4Q06		3Q06		2Q06		1Q06		4Q05	
	weight.	rate	weight.	rate	weight.	rate	weight.	rate	weight.	rate
Cash on hand and on deposit at central bank	0.89	2.71	0.88	1.66	0.89	1.95	0.88	1.74	0.88	1.36
Due from banks	11.60	3.32	10.46	2.93	9.95	2.57	10.03	2.20	8.98	2.00
Credit facilities and loans (a)	66.28	4.16	67.54	3.80	67.92	3.57	63.85	3.39	63.06	3.22
Debt securities	15.46	3.69	15.24	3.63	15.47	3.46	17.45	3.21	19.96	3.12
Equity portfolio	0.92	1.72	1.08	4.28	1.21	3.88	0.99	4.48	1.43	1.42
Average earnings assets (b)	**95.16**	**4.00**	**95.20**	**3.66**	**95.45**	**3.37**	**93.20**	**3.26**	**94.31**	**3.09**
Other assets	4.84		4.80		4.55		6.80		5.69	
AVERAGE TOTAL ASSETS	**100.00**	**3.81**	**100.00**	**3.49**	**100.00**	**3.22**	**100.00**	**3.04**	**100.00**	**2.91**
Due to central banks	0.30	3.36	0.00	0.00	0.66	2.63	0.37	2.41	1.57	2.12
Due to banks	21.21	3.31	18.04	3.15	19.68	2.84	20.34	2.58	23.09	2.35
Money market transactions through counterparties	0.30	3.16	0.19	2.33	0.22	2.59	0.46	2.10	0.36	0.00
Customer funds (c)	67.89	2.81	70.93	2.49	68.90	2.22	65.95	2.01	63.48	1.77
Customer deposits	38.39	2.27	39.10	1.95	38.91	1.73	38.03	1.59	38.41	1.41
Marketable debt securities	29.51	3.50	31.84	3.15	29.99	2.86	27.92	2.59	25.08	2.32
Subordinated liabilities	1.21	4.44	1.25	4.27	1.10	4.37	0.94	4.34	0.97	4.04
Capital with nature of financial liabilities	0.75	4.85	0.79	2.82	0.84	2.75	0.84	2.39	0.87	2.11
Average interest bearing funds (d)	**91.67**	**2.94**	**91.21**	**2.63**	**91.41**	**2.31**	**88.90**	**2.21**	**90.35**	**2.03**
Other liabilities	8.33		8.79		8.59		11.10		9.65	
AVERAGE TOTAL FUNDS	**100.00**	**2.70**	**100.00**	**2.40**	**100.00**	**2.11**	**100.00**	**1.97**	**100.00**	**1.83**
Customer spread (a-c)		**1.36**		**1.31**		**1.35**		**1.38**		**1.45**
Net interest margin (b-d)		**1.06**		**1.03**		**1.06**		**1.05**		**1.06**

Evolution Customer spread


1.50
1.45
1.40
1.35
1.30
Annualized Quarterly rate
1.45
1.36
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006

Return on lending and Cost of customer funds


5
4
3
2
1
Annualized Quarterly rate
3.22
4.16
2.81
1.77
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
Cost of customer funds
Return on lending

13. Contribution by business area

Thousands of euros

			Variation	
	12/31/2006	**12/31/2005**	**Amount**	**%**
Customers business divisions	255,965	198,728	57,237	28.80
Personal Finance	25,373	19,761	5,612	28.40
Private Banking	47,835	36,903	10,932	29.62
Corporate Banking	56,891	44,810	12,081	26.96
Individuals	81,012	66,559	14,453	21.71
Small and Medium Size Companies	38,069	25,466	12,603	49.49
Non-Residents	6,785	5,229	1,556	29.76
Capital Markets	33,014	21,448	11,566	53.93
Other businesses	32,583	20,004	12,579	62.88
General allowances	-61,817	-53,687	-8,130	15.14
Corporate Center	-51,255	1,209	-52,464	-4,340.80
INCOME AFTER TAXES ATTRIB. TO THE GROUP	**208,490**	**187,702**	**20,788**	**11.08**
Pro-memoria:				
Asset management fees	85,856	76,460	9,396	12.29



14. Shareholders equity and rating

Thousands of euros

	12/31/2006	12/31/2005	Variation Amount	Variation %
Paid-in capital and reserves	1,534,882	1,395,041	139,841	10.02%
Capital with nature of financial liability	343,165	343,165	0	0.00%
Revaluation reserve	-104,147	-130,143	25,996	-19.97%
Treasury stock	-1,048	-33,763	32,715	-96.90%
Intangible assets	-48,829	-43,600	-5,229	11.99%
Tier 1	**1,724,023**	**1,530,700**	**193,323**	**12.63%**
Revaluation reserve	104,147	130,143	-25,996	-19.97%
Subordinated debt financing	498,597	289,187	209,410	72.41%
Recorded general loan loss allowance	313,952	261,561	52,392	20.03%
Other deductions	-119,467	-68,361	-51,106	74.76%
Tier 2	**797,229**	**612,530**	**184,699**	**30.15%**
Total Equity	**2,521,252**	**2,143,230**	**378,022**	**17.64%**
Risk-weighted assets	**25,116,180**	**20,924,856**	**4,191,324**	**20.03%**
Tier 1 (%)	**6.86**	**7.32**	**-0.46**	**-6.28%**
Tier 2 (%)	**3.17**	**2.93**	**0.24**	**8.19%**
Capital ratio (%)	**10.03**	**10.25**	**-0.22**	**-2.15%**
Excess	**511,958**	**469,241**	**42,716**	**9.10%**

Ratings

	Short Term	Long Term
Moody's	P	Aa3
Standard & Poor's	A1	A
Fitch	F1	A+

15. Variation in net worth



Thousands of euros

	2006	2005
BALANCE AT JANUARY 1	**1,447,831**	**1,316,190**
Dividends	-99,536	-89,874
Capital increase	20,071	26,558
Reserve - available-for-sale	-38,306	1,063
Income for the year	208,490	187,702
Other variations	46,052	6,192
BALANCE AT DECEMBER 31	**1,584,602**	**1,447,831**

16. Cash flow statement

Thousands of euros

	2006	2005
CASH AND CASH EQUIVALENTS BALANCE AT JANUARY 1	**435,916**	**170,761**
Net cash flow - operating activities	-25,589	383,627
Net cash flow - investment activities	-43,593	-31,558
Net cash flow - financing activities	172,444	-86,914
CASH AND CASH EQUIVALENTS BALANCE AT DECEMBER 31	**539,178**	**435,916**



17. Creation of shareholder value

Period per share data (euros)	
Earnings per share	2.68
Diluted earnings per share	2.58
Dividend per share	1.27
Book value per share	19.52
Price at beginning of year	46.87
Low	46.23
High	61.80
Closing price	59.60
Appreciation in last quarter (%)	6.43
Appreciation in last 12 months (%)	27.16

Stock market ratios	
Price/Book value (times)	3.05
PER (price/earnings. times)	22.46
Dividend yield (%)	2.14
Number of shareholders	87,495
Number of shares	78,585,044
Number of shares held by nonresidents	15,121,731
Average daily trading (number of shares)	292,299
Average daily trading (thousands of euros)	17,061

Variations in earnings and dividend per share


0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
Millions of euros
0.60
0.31
0.40
0.33
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
EPS
DPS

Bankinter's market capitalization trend


5,000
4,500
4,000
3,500
Millions of euros
4,683.67
3,651.96
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006

18. People



	12/31/2006	12/31/2005	Variation Amount	%
Number of employees (*)	3,981	3,712	269	7.25
Average length of service of employees (in years)	10.27	10.45	-0.18	-1.72
Average age (in years)	36.50	36.59	-0.09	-0.25
Employee distribution by gender (%)				
Men	53.10	54.98	-1.88	-3.42
Woman	46.90	45.02	1.88	4.17
Internal job rotation (%)	34.46	29.01	5.45	18.80
External turnover (%)	9.74	7.03	2.71	38.55
Empl. with univ. degrees and postgrad. studies (%)	71.94	70.69	0.74	1.04

(*) Full-time equivalent

19. Quarterly events

BANKINTER'S NEW BRAND

In December, Bankinter presented its new corporate image focusing on differentiation.

The purpose of this change and improvement initiative is to strengthen Bankinter's position as a significant and attractive brand, in line with its business strategy, and to reflect the Company's true identity, thus adapting perception to reality.

The brand values should be: Intelligence, a bank that thinks and makes its customers think; Integrity (honesty and transparency in the way of saying and doing things); Agility, the extent of Bankinter's ability to resolve problems before they arise in a quick and efficient way; Originality, and especially Permanent Innovation, the focus for all its projects and which has led Bankinter to blaze a trail and opt for solutions which have improved the supply of financial services in Spain and its customers' quality of life.

The new Bankinter brand - which keeps orange as the corporate colour, the colour that has identified the Company throughout its over 40 years of life - not only defines a new visual identity but also a new way of saying and doing things. Accordingly, the new brand will affect all facets of the visual recognition of the Bank, and will bring together the names and sub-brands of the Bank's various business lines and business networks under a single conceptual umbrella.

AWARDS AND RECOGNITION

• Bankinter's chairman, Juan Arena, received the 2006 'Expansión & Empleo' Award for 'the chairman that best supports the development of the personnel in his organisation'.

The selection process went through several phases. First, eight headhunting firms were asked to select the three executives who they thought best represented this commitment; a list of 50 possible candidates was prepared. Subsequently, this list was sent to 100 industry experts (heads of human resources at large companies, consultants, etc.) who each voted for three executives. In this last phase Bankinter's chairman received the highest number of votes.

• '*Actualidad Económica*' magazine - in its traditional annual ranking of the best annual reports - rated the quality of Bankinter's latest annual report as 'Outstanding' and gave it a commendable third place in a list of 124 Spanish companies.

The magazine, which relied on the collaboration of PwC experts, gave Bankinter's annual reports 93 points out of 100. Points were given to major subject areas, in which Bankinter received the maximum score for 'Corporate Social Responsibility' and 'Market Information'.

• Bankinter was awarded the second prize for the Best Social Project through the Employees' Portal in the 4th Annual Awards for Best Employees' Portal, organised by the Observatory for Internal Communication and Corporate Identity in which Instituto Empresa, Capital Humano and Infopress take part.

The jury considered the global nature of Bankinter's Project and its availability to all employees through the Intranet, and mentioned such aspects as: the AA accessibility certification of our websites, the training courses on accessibility, the internal volunteers' websites and the various areas devoted to social integration programmes.

PRODUCTS AND SERVICES

• In 2006 'BK Pequeñas Compañías' was the most profitable investment fund in the market. This fund which basically invests in Spanish small caps achieved an annual yield of 60.70%.

• Bankinter has opened an innovative service for transferring securities on-line which enables its customers to transfer any securities they may have deposited at other institutions to their securities accounts with the Bank. All of it, within a maximum of 48 hours, and entirely on-line, thus dispensing with the use of paper and the physical remittance of documents.

SOCIAL ACTION AND *FUNDACIÓN DE LA INNOVACIÓN*

• On 3 December, the International Day of Disabled Persons, Bankinter presented a new audio financial information service specially conceived for partially sighted customers in a further example of Bankinter's activities in building a 'bank for all' as a part of its 'Accessible Bankinter' project.

This innovative project known as 'Audio Bank Statement' provides customers who request it with a CD with comprehensive audio information on all their accounts with the bank. The information is produced on a monthly-basis and consists of a voice transcription of the balances of the customer's accounts at month-end together with a breakdown of the movements during that period.

• The 7th Future Trends Forum (FTF), Bankinter's Fundación para la Innovación's main project, took place in the fourth quarter of 2006. The main aim of this forum is to analyse the most innovative trends and to influence companies' attitudes towards technological innovation, thus stimulating new business opportunities. This year's subject, 'Innovation and Competitiveness', was useful in making a diagnosis of Spain's current position in those fields and obtaining initial recommendations for the country. In addition, the Foundation published the conclusions of the 6th Forum, which was devoted to Energy.

Bankinter
Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 banki e
Swift: bkbk es mm

bankinter.

2006 Results

Thursday, January 18th 2007



bankinter.

BANKINTER presents its financial statements following format and criteria stated by Circular of Banco de España 4/04

BANKINTER cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) general market, macro-economic, governmental and new regulations, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

Today we present

1. Results
2. Business
3. Solvency
4. Summary

1 Results in 2006

Bankinter, a story of success

Stock capitalisation in million €

Variation	%
12 months	28,3
3 years	89,4
10 years	177,1



5.000
4.000
3.000
2.000
1.000
0
1965
1970
1975
1980
1985
1990
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

bankinter.

Contributing to greater value creation for our shareholders

Earnings per share (in €)



+9,8
+17,2
2,44
2,68
2,86
Dic '05
Dic '06
Dic '06 before tax adj.

ROE (in %)



+6,8
14,93
14,94
16,0
Dic '05
Dic '06
Dic '06 before tax adj.

bankinter.

Being the market reference in quality of service

Quality of service indicator (ISN)


78,1
76,8
+7,49
+6,35
70,6
70,5
Dic'04
Mar'05
Jun'05
Sep'05
Dic'05
Mar '06
Jun 06'
Sep' 06
Dic '06
Market
Bankinter

bankinter.

Reaching a new record in profits

Net Income (thousand €)



+18,6
+11,1
187.702
222.571
208.490
Dic '05
Dic' 06 before tax adj.
Dic '06

while the reduction of the corporation tax rate is excellent news

Corporation Tax (Thousand €)


+38,7
107.846
77.743
Dic '05
Dic '06

Impact of adjustment on deferred tax assets and liabilities (thousand€)


15.000
10.000
5.000
0
-5.000
-10.000
-15.000
P&L
-14.081
8.216
Equity*
Net Effect
-5.865

*Includes reversal of deferred taxes on treasury stock

2006 sets a solid base for the future

P&L. (€ thousand)	Ac Dic'06	Ac Dic'05	Dif. €	Dif. %
ATAs	**43.264.333**	**36.815.654**	**6.448.679**	**17,5**
Net Interest Income	**473.634**	**430.267**	**43.367**	**10,1**
Equity Method	29.623	24.645	4.978	20,2
Fees	217.119	189.699	27.420	14,5
Insurance	1.694	(75)	1.769	Nr
Trading Income	97.532	67.318	30.214	44,9
Ordinary Income	**819.602**	**711.854**	**107.748**	**15,1**
Costs	(407.956)	(360.271)	(47.685)	13,2
Operating Income	**411.646**	**351.583**	**60.063**	**17,1**
Write-offs & Provisions	(96.898)	(80.143)	(16.755)	20,9
General Allowances	(5.892)	(7.035)	1.143	(16,3)
Other Results	7.480	1.040	6.440	619,2
Income Before Taxes	**316.336**	**265.445**	**50.891**	**19,2**
Taxes	(107.846)	(77.743)	(30.103)	38,7
Net Attributed Income	**208.490**	**187.702**	**20.788**	**11,1**

bankinter.

with the acceleration in net interest income growth

Quarterly net interest income excluding dividends (mill. €)



+20,4
128
115
109
106
105
4T05
1T06
2T06
3T06
4T06

bankinter.

supported by sustained credit growth

Credit and loans (mill. €)



26.139
31.654
2005
2006
+21,1

bankinter.

ever more diversified

Credit and loans growth (in %)



Avg. 21,1
Leasing
Unsecured
Secured
Bill-discount
30,6
23,1
19,9
16,4
0
10
20
30
40

bankinter.

as well as by strong growth in customer deposits

Customer deposits (mill. €)



+18,8
15.490
18.410
2005
2006

Customer deposits growth (in %)



Term
Sight
Repos
57,8
14,6
6,2
0
20
40
60

2006 year end confirms the excepted recovery of customer spreads

Customer spread evolution (in %)



+0,18% (vs +0,13 sep 06)
1,78
1,96
Customer spread
1,39
+0,03% (vs -0,18 sep 06)
1,42
C. Spread +
marketable securities
D05
E
F
M
A
M
J
Jl
A
S
O
N
D06

bankinter.

despite the interest rate hikes taken place in the year

Evolution of asset yield and cost of liabilities (in%)



3,25
+1,07%
4,32
2,90
+1,04%
1,86
D05 E F M A M J Jl A S O N D'06
— Cost of liab. — Asset yield

Evolution of euribor moving avg.



-27pb
3,60
-35 pb sep 06
-5pb
3,33
2,34
2,29
D05 E F M A M J Jl A S O N D'06
— Moving av. Eur3M — Moving av. Eur12M

bankinter.

All together with an outstanding behaviour of fees

Net fees (Thousand €)


+14,5
217.119
189.699
2005
2006

- (in Thousand €) -	Dic '06	Variation	%
Fees collected	286.965	37.288	14,9
Fees paid	69.846	9.868	16,5

bankinter.

that reflect growth in activity in services that create value for clients

Fees collected growth by type (Thousand €)


19.814
12.424
1.538
3.512
37.288
Brokerage & Securities
Non Banking
Guarantees
Other
Total

bankinter.

The investments made



Average number of centres
+13,0
550
450
350
250
467
36
41
78
312
529
40
48
115
326
Dic '05
Dic '06
Branches
SME C.
Corporate C.
Private B. C.



Average number of employees
+10,2
3.134
3.468
3.822
Dic '04
Dic '05
Dic '06

bankinter.

Investments in associated companies, mainly LDA, show growing contribution to results

Results from associates: equity method (Thousand €)



+20,2
24.645
29.623
Dic' 05
Dic '06

LDA* contribution to results (Thousand €)



+17,4
25.033
29.390
Dic '05
Dic' 06

*LDA results attributed to the Group

bankinter.

Trading income continues to show great strength

Trading income (Thousand €)



67.318
97.532
Dic '05
Dic '06
+44,9

bankinter.

Trading income continues to show great strength

Trading income (Thousand €)



67.318
81.367
Dic '05
Dic '06 ex Ence
+21,3

bankinter.

Operating costs growth starts to diminish

Thousand €	Dic '06	Variation	Dif. %
Ordinary income	**819.602**	**107.748**	**15,1**
Costs	(407.956)	(47.685)	(13,2)
Operating income	**411.646**	**60.063**	**17,1**

Evolution of the efficiency ratio



49,80%
49,60%
49,08%
Dic '04
Dic '05
Dic '06

bankinter.

Impairment losses reflect credit growth and the business shift to SME's

Thousand €	Dic '06	Variation	Dif. %
Impairment losses	(96.898)	(16.755)	20,9

Impairment charges (Thousand €)



+21,1
8.159
72.181
16.383
80.910
Dic '05
Dic '06
Specific
Generic

bankinter.

in all business segments

Non performing loans by business segment
(Thousand €)

Thousand €.	Dic'06	NPL ratio	Var. Dic'05
SME's	29.703	0,49	48,5%
Corporate B.	14.082	0,20	9,9%
Individuals	49.458	0,20	26,2%
Total	**93.243**	**0,25**	**29,5%**

0,66% NPL ratio
sector average*

* Total of credit institutions as at Oct 06 does not include guarantees

bankinter.

2006 an other year marked by recognition

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Current BW Magazine Table of Contents

APRIL 24, 2006
SPECIAL REPORT – INNOVATION

The World's Most Innovative Companies

Their creativity goes beyond products to rewiring themselves. *BusinessWeek* and the Boston Consulting Group rank the best.

BEST WORKPLACES ESPAÑA 2006

The Banker TECHNOLOGY AWARDS 2006

Hal Cash

REGISTERED UKAS 003

ISMS ISO 27001 Certified IS 504089

Expansión

MEJOR ENTIDAD FINANCIERA O ASEGURADORA

eBankinter, líder de la banca por Internet


Bankinter
Empresa
más
Innovadora
WirelessEnterprise
Symposium2006
ORLANDO, FLORIDA
Wireless
Leadership
Awards

bankinter.

2 Business in 2006

have allowed us to reach record levels of new client gathering

New clients (Thousand)


+16,6
175
125
75
25
Dic '02
Dic '03
Dic '04
Dic '05
Dic '06

Number of active clients (Thousand)


+13,6
593
674
Dic '05
Dic '06

bankinter.

and the efforts made to differentiate ourselves in quality of service

Quality of service indicator (ISN)



78,1
76,8
+7,49
+6,35
70,6
70,5
Dic'04 Mar'05 Jun'05 Sep'05 Dic'05 Mar'06 Jun 06' Sep'06 Dic'06
Market
Bankinter

Churn rate



9,3
7,9
7,0
6,3
6,9
Dic '02 Dic '03 Dic '04 Dic '05 Dic '06

bankinter.

together with our cross selling capabilities

Average products per client



5,73
5,59
6,20
6,10
6,45
Dic '02
Dic '03
Dic '04
Dic '05
Dic '06

bankinter.

have led to important credit ...

Average outstanding loan book growth by business segment (in %)



Avg. 18,2
Individuals
Corporate B.
Non residents
Private B.
SME's
Personal F.
0
10
20
30
40
50
60

bankinter.

and customer deposits growth

Average customer deposits growth by business segments (in %)



Avg. 21,4
Corporate B.
Non residents
Individuals
SME's
Private B.
Personal F.
-20
0
20
40
60
80
100

bankinter.

with reflection in results

Gross income growth by business segments
(in %)


Individuals
21,4
Corporate B.
26,2
Personal F.
29,3
Private B.
30,5
Non residents
32,9
SME's
49,3
0
10
20
30
40
50
60

and in the diversification of recurrent sources of income

Gross income distribution (in %)



66,10
33,00
64,23
35,77
62,59
37,41
2004
2005
2006
Enterprises
Individuals

bankinter.

Focus on strategic business and capabilities are the engine of results

1. SME's
2. Mortgages
3. Insurance
4. Asset Management
5. Brokerage and securities
6. Consumer finance

1. SME's

2. Mortgages

3. Insurance

4. Asset management

5. Brokerage and securities

6. Consumer finance

The shift towards SME's will continue to successful

SME's Profit and loss account (Thousand €)

P&L	Acum. Dic '06	Dif. €	Dif. %
ATMs (mill.€)	5.056	1.490	41,8
NII and trading income	90.369	25.338	39,0
Net fees	53.539	12.158	29,4
Ordinary income	**143.908**	**37.496**	35,2
Operating costs	82.173	15.653	23,5
Operating income	**61.735**	**21.843**	56,2
Loan loss allowances (specific)	7.507	3.837	104,6
Other	(61)	(118)	209,3
PBT	**54.167**	**17.888**	49,3

bankinter.

due to client gathering and retention efforts

SME's active clients



55.787
66.156
+18,6
Dic '05
Dic '06

bankinter.

resulting in sustained credit growth

SME's monthly average outstanding loan book growth (mill.€)



4.047
5.518
+36,3
Dic '05
Dic '06

diversified and stable in the long run

SME's division credit risk matrix (in %)

	>150 THOUS. €	150-600	600-3.000	+3.000	TOTAL
> 3MONTHS	7,1	3,9	2,1	0,5	13,5
3-12	16,1	8,2	3,9	6,7	28,9
12-36	4,1	1,0	0,7	0,1	5,9
+ 36	13,5	21,8	14,3	2,2	51,7
TOTAL	40,8	34,9	20,9	3,5	100

and due to a relevant improvement of the segments efficiency

Evolution of the efficiency ratio y SME's
(in %)



62,5
57,1
-5,4
Dic '05
Dic '06

bankinter.

1. SME's

2. Mortgages

3. Insurance

4. Asset Management

5. Brokerage and securities

6. Consumer finance

Mortgage growth is a reflection of our selective strategy

Mortgage outstanding book (mill.€)



7.856
13.557
10.014
14.599
Dic '05
Dic '06
Non securitised
Securitised
+14,9

bankinter.

in the type of target clients

Evolution of client profile in new mortgage production (in%)



80%
40%
0%
Book: 84,1% (High + medium)
35%
32%
72,5%
22,4%
5,1%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
High
Medium
Low

bankinter.

as well as in the quality of guarantees

Mortgage book distribution (in %)



4%
12%
7%
77%
1st residence
2nd residence
Other
Developers

bankinter.

allowing us to keep asset quality and profitability

Average data on mortgages

	Book	New Production
Average Loan (Thousand.€)	101,0	174,0
Length (months)	219,2	334,7
% LTV	58,5	63,7
Data in %		
Affordability	28,2	35,4
Margin	0,59	0,51
NPL ratio	0,12	

bankinter.

1. SME's
2. Mortgages

3. Insurance

4. Asset management
5. Brokerage and securities
6. Consumer finance

bankinter.

The insurance business shows growing contribution to the group results

Contribution of the insurance business to the groups gross income (Thousand €)



+23,3
26.643
25.033
34.312
29.390
Dic '05
Dic '06
Insurance *
LDA**

* Includes: Bankinter Seguros de Vida, Bankinter Gestión de Seguros and fees

** LDA's results attributed to the group

bankinter.

with important growth rates both in insurance contracts and pension funds

Number of insurance policies (Thousand €)



+23,5
154
242
7%
33%
166
323
Dic '05
Dic '06
Life (risk)
Non life

Pension Funds (mill. €)



+21,4
880
1.069
Dic '05
Dic '06

bankinter.

by improving the integration of insurance products in mortgages

Life insurance integration in mortgage production of individuals (in %)


67
72
+5
Dic '05
Dic '06

bankinter.

LDA consolidates its positioning in the automobile insurance market

LINEA DIRECTA
bankinter.

	Dic'06	Dif €	Dif %
Policies (Thous.)	1.342	159	13,4%
Combined ratio	90,7	-1,0	26,3%

1. SME's

2. Mortgages

3. Insurance

4. Asset M.

5. Brokerage and securities

6. Consumer finance

Bankinter gestión de activos once again among the leaders in management quality

Los fondos más rentables

FONDO	TIPO	GRUPO	Rentabilidad en 2006 (%)
1. BK Pequeñas Compañías	Rta. Variable Euro	Bankinter	34,05
2. Sant Aggressive Spain	Rta. Var. Nacional	SCH	31,51
3. Euroagentes Plus	Rta. Variable Euro	Euroagentes Gestión	31,26
4. Eurovalor S.Inmob	R. Var. Inter. Resto	B. Popular Español	28,64
5. Fonc Bolsa España 150	Rta. Var. Nacional	La Caixa	27,66
6. BBVA Ibex Quant	Rta. Var. Nacional	BBVA	26,91
7. Urquijo Value Equity	Rta. Var. Nacional	Banco Urquijo	26,63
	Rta. Var. Nacional	Gaesco Bolsa	26,21
	Rta. Var. Nacional	Banco de Valencia	26,02
	Rta. Var. Nacional	Bancaja	25,81

EUROPERFORMANCE - EDHEC 2006 Alpha league

LIPPER A REUTERS COMPANY

- Renta Variable Europa:
  BK Dividendo, FI
- Renta Variable Japón:
  BK Indice Japón, FI

Management benchmark 2006

Obs.	Nombre
1	BANKINTER GESTION DE ACTIVOS
2	IBERCAJA GESTION
3	GESTORA DE FONDOS DEL MEDITERRANEO

STANDARD & POOR'S

- Dinero Euro:
  BK Dinero 4, FI
- Renta Fija EUR:
  BK Fondtesoro 2, FI
- Renta Variable Global:
  BK E-Bankinter Bolsa, FI
- Renta Fija C/P EUR:
  BK Inversión 97, FP

bankinter.

The contribution of asset management is foreseen to be increasing and stable

Investment funds (mill. €)



+2,6
8.693
8.920
Dic '05
Dic '06

Fees from investment funds
(Thousand €)



+13,5
69.074
78.377
Dic '05
Dic '06

bankinter.

1. SME's

2. Mortgages

3. Insurance

4. Asset management

5. Brokerage

6. Consumer finance

Brokerage and securities business is growing in activity

Number of orders executed (Thousand)



1.148
1.462
+27,4
Dic '05
Dic '06

Equity in custody (mill €)



13.298
16.912
+27,2
Dic '05
Dic '06

bankinter.

ever more diversified

Split down of orders by instrument type



9%
12%
79%
National Stocks
Intern. Stocks
Other

bankinter.

as well as in number of clients

Monthly average of brokerage clients



16.416
19.510
22.930
+17,5
Dic '04
Dic '05
Dic '06

bankinter.

and in the contribution to the group results

Fees collected for brokerage and securities services (Thousand €)



18.127
13.104
20.756
16.974
Dic '05
Dic '06
+20,8
Brokerage
Custody

1. SME's
2. Mortgages
3. Insurance
4. Asset Management
5. Brokerage and securities

6. Consumer f.

Card business is developing in a positive manner

Number of cards by type



+31,1
664.748
871.570
Dic '05
Dic '06

	Dic 06	% Var
Transactions (Thousands)	46.394	18,6%
Volume (mill €)	3.552	17,7%
Ordinary I.	**50.907**	**22,5%**

3 Solvency in 2006

bankinter.

We keep high levels of asset quality and coverage

Evolution of non performing loans and provisions (Thousand €)


21,5%
531.403
437.346
570% coverage
438 mill.€
71.998
29,5%
93.243
550.000
450.000
350.000
250.000
150.000
50.000
D '05
E
F
M
A
M
J
Jl
A
S
O
N
D '06
NPL's
Provisions

bankinter.

that supply extra solvency

Core capital with generic provisions (in %)



6,96%
6,89%
1,28
1,39
5,68
5,50
Dic '05
Dic '06
Core Capital
Generic provisions

bankinter.

and allow an efficient management of the capital base

Capital base BIS (in %)



10,25%
10,40%
10,41%
10,17%
10,04%
2,93
3,16
3,34
3,23
3,17
1,64
1,59
1,50
1,42
1,37
5,68
5,65
5,57
5,52
5,50
Dic'05
Mar'06
Jun'06
Sep'06
Dic'06
Core Capital
Preference shares
Tier II

* Fists loss pieces of securitisations made from 01.01.04 kept in the balance sheet are fully deducted from Tier II

bankinter.

4
Summary in 2006

bankinter

Growth

The pace of business growth has continued during 2006

bankinter.

Investing

While investing in strategic business lines

bankinter.

High level

And keeping outstanding levels of asset quality, bad debt coverage and solvency

Perspectives

Excellent perspectives of growth and profitability for 2007

bankinter.